UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FOURTH-QUARTER AND FULL YEAR 2015 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Solid full year growth in Consolidated Net Sales of 9.9% with an operating segment income margin of 39.6%
➢	Sky revenues reached Ps.19.3 billion surpassing 7.2 million subscribers
➢	Strong revenue and operating segment income growth in our Telecommunications segment of 36.1% and 44.7%, respectively
➢	Strong growth in Network Subscription Revenue of 26.0% and in Licensing and Syndication Revenue of 17.7%

Consolidated Results

Mexico City, D.F., February 25, 2016—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for full year and fourth quarter 2015. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2015 and 2014, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2015 with 2014:

	2015	Margin %	2014	Margin %	Change %
Net sales	88,051.8	100.0	80,118.4	100.0	9.9
Net income	12,325.4	14.0	6,659.8	8.3	85.1
Net income attributable to stockholders of the Company	10,899.1	12.4	5,386.9	6.7	102.3

Segment net sales	90,198.7	100.0	81,508.0	100.0	10.7
Operating segment income (1)	35,695.3	39.6	32,279.7	39.6	10.6
(1) The operating segment income margin is calculated as a percentage of segment net sales.
Net sales increased by 9.9% to Ps.88,051.8 million in 2015 compared with Ps.80,118.4 million in 2014. This increase was attributable to strong growth in our Sky and Telecommunications segments. Operating segment income increased 10.6%, reaching Ps.35,695.3 million with a margin of 39.6%.

Net income attributable to stockholders of the Company amounted to Ps.10,899.1 million for the year ended December 31, 2015, compared with a net income of Ps.5,386.9 million for the year ended December 31, 2014. The net increase of Ps.5,512.2 million reflected (i) a Ps.4,953.2 million decrease in other expense, net; and (ii) a Ps.4,206.0 million decrease in finance expense, net. These favorable variances were primarily offset by a Ps.3,351.3 million increase in income taxes.

Full Year Results by Business Segment

The following table presents full year consolidated results ended December 31, 2015 and 2014, for each of our business segments. Full year consolidated results for 2015 and 2014 are presented in millions of Mexican pesos.

Net Sales	2015	%	2014	%	Change %
Content	34,332.6	38.1	34,868.1	42.8	(1.5)
Sky	19,253.5	21.3	17,498.6	21.5	10.0
Telecommunications	28,488.3	31.6	20,937.3	25.7	36.1
Other Businesses	8,124.3	9.0	8,204.0	10.0	(1.0)
Segment Net Sales	90,198.7	100.0	81,508.0	100.0	10.7
Intersegment Operations[1]	(2,146.9)		(1,389.6)		(54.5)
Net Sales	88,051.8		80,118.4		9.9

Operating Segment Income[2]	2015	Margin %	2014	Margin %	Change %
Content	14,564.2	42.4	15,534.3	44.6	(6.2)
Sky	8,972.3	46.6	8,211.3	46.9	9.3
Telecommunications	11,405.6	40.0	7,882.9	37.7	44.7
Other Businesses	753.2	9.3	651.2	7.9	15.7
Operating Segment Income	35,695.3	39.6	32,279.7	39.6	10.6
Corporate Expenses	(1,960.8)	(2.2)	(1,478.5)	(1.8)	(32.6)
Depreciation and Amortization	(14,660.9)	(16.7)	(11,563.1)	(14.4)	(26.8)
Other Expense, net	(328.5)	(0.4)	(5,281.7)	(6.6)	93.8
Operating Income	18,745.1	21.3	13,956.4	17.4	34.3

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content
Fourth quarter sales decreased by 3.3% to Ps.10,763.4 million compared with Ps.11,128.9 million in fourth quarter 2014.

Full year sales decreased by 1.5% to Ps.34,332.6 million compared with Ps.34,868.1 million in 2014.

Millions of Mexican pesos	2015	%	2014	%	Change %
Advertising	23,029.3	67.1	25,465.7	73.0	(9.6)
Network Subscription Revenue	3,595.4	10.5	2,854.4	8.2	26.0
Licensing and Syndication	7,707.9	22.4	6,548.0	18.8	17.7
Net Sales	34,332.6	100.0	34,868.1	100.0	(1.5)

Advertising
Advertising fourth quarter revenue decreased by 11.0% to Ps.7,687.3 million compared with Ps.8,633.0 million in fourth quarter 2014. During the quarter we continued with our efforts to restructure our advertising sales business, which consist mainly of repricing our advertising inventory.

Advertising full year revenue decreased by 9.6% also as a result of the restructuring of our advertising sales business.

Network Subscription Revenue
Fourth-quarter Network Subscription Revenue increased by 27.0% to Ps.984.9 million compared to Ps.775.8 million in fourth-quarter 2014.

Full year Network Subscription Revenue increased by 26.0%. The growth in the fourth quarter and in the full year was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and a positive translation effect on foreign-currency denominated revenues. During the year, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies. Ten of the top 30 pay-TV networks in Mexico were produced by Televisa.

Licensing and Syndication
Fourth-quarter Licensing and Syndication revenue increased by 21.6% to Ps.2,091.2 million compared to Ps.1,720.1 million in fourth-quarter 2014. Fourth-quarter royalties from Univision increased by 4.4% to US$80.9 million in the fourth-quarter 2015 from US$77.5 million in the fourth-quarter 2014 and for the full year royalties from Univision reached US$311.1 million.

The full year increase in Licensing and Syndication revenue of 17.7% is mainly explained by a positive translation effect on foreign-currency-denominated revenues.

In the aggregate for the full year, the content segment results reflect a positive translation effect on foreign-currency-denominated sales that amounted to Ps.1,369.5 million.

Fourth quarter operating segment income for our Content segment decreased by 11.3% to Ps.4,555.0 million compared with Ps.5,134.6 million in fourth quarter 2014; the margin was 42.3%.

Full-year operating segment income for our Content segment decreased by 6.2% to Ps.14,564.2 million compared with Ps.15,534.3 million in 2014. The margin was 42.4%. The decrease in the margin by 220 basis points from 2014 is mainly explained by lower advertising revenues as a result of the restructuring of this business.

Sky
Fourth quarter sales increased by 11.7% to Ps.5,012.5 million compared with Ps.4,489.4 million in fourth quarter 2014. During the quarter, Sky added a total of 230,431 subscribers.

Full year sales increased by 10.0% to Ps.19,253.5 million compared with Ps.17,498.6 million in 2014. The annual increase was driven by solid growth in the subscriber base of more than 646 thousand, which is explained by the continued success of Sky’s low-cost offering. As of December 31, 2015, the number of net active subscribers increased to 7,284,162 (including 178,915 commercial subscribers), compared with 6,638,032 (including 174,986 commercial subscribers) as of December 31, 2014. Sky closed the year with 192,024 subscribers in Central America and the Dominican Republic.

Fourth quarter operating segment income increased by 8.4% to Ps.2,217.1 million compared with Ps.2,044.7 million in fourth quarter 2014, and the margin was 44.2%.

Full year operating segment income increased by 9.3% to Ps.8,972.3 million compared with Ps.8,211.3 million in 2014, and the margin was 46.6%, in line with the margin from last year. The increase in revenues was partially compensated by higher programming costs mainly as a result of the depreciation of the Mexican peso, and by higher maintenance and leasing costs, as well as higher promotional expenses.

Telecommunications
Fourth quarter sales increased by 21.6% to Ps.7,569.9 million compared with Ps.6,227.8 million in fourth quarter 2014 driven by growth in all of our cable platforms and the consolidation, for the full quarter, of Ps.559.7 million in revenues from Telecable. Excluding Telecable, fourth quarter sales from our cable and network operations increased by 12.6%.

Full year sales increased by 36.1% to Ps.28,488.3 million compared with Ps.20,937.3 million in 2014. This increase primarily reflected the consolidation of Cablecom starting on September 1st, 2014 and of Telecable starting on January 1st, 2015. Excluding Cablecom and Telecable, full year sales experienced a growth of 12.5%.

Voice and data revenue generating units, or RGUs, grew by 54.0% and 34.0% compared with 2014, respectively, and video RGUs grew by 21.0%. Excluding the acquisition of Telecable, Voice and Data RGUs, grew by 46.6% and 25.4% compared with 2014, respectively, while Video RGUs grew by 6.3%.

The following table sets forth the breakdown of RGUs per service type for our Telecommunications segment as of December 31, 2015 and 2014.
RGUs	2015	2014
Video	4,061,655	3,356,732
Broadband	3,066,699	2,288,709
Voice	1,891,026	1,228,182
Total RGUs	9,019,380	6,873,623

Fourth quarter operating segment income increased by 20.6% to Ps.3,010.1 million compared with Ps.2,495.9 million in fourth quarter 2014, and the margin reached 39.8%. These results reflected the consolidation of Telecable, which contributed with Ps.251.0 million to operating segment income, and the continued growth of all of our cable and network operations. This effect was partially compensated by higher personnel, maintenance and programming expenses. Excluding Telecable, fourth quarter operating segment income increased by 10.5%.

Full year operating segment income increased by 44.7% to Ps.11,405.6 million compared with Ps.7,882.9 million in 2014, and the margin reached 40.0%, an increase of 230 basis points from 2014. These results primarily reflected the consolidation of Cablecom starting on September 1st, 2014 and of Telecable starting on January 1st, 2015, and continued growth in the cable and network platforms. These favorable variances were partially offset by higher programming costs mainly as a result of the depreciation of the Mexican peso and by higher maintenance, personnel and leasing costs and expenses. Excluding Cablecom and Telecable, full year operating segment income increased by 14.9%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for 2015 and 2014.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

2015 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Telecom
Revenue	24,279.5	5,072.6	28,488.3
Operating Segment Income	9,781.9	1,944.4	11,405.6
Margin	40.3%	38.3%	40.0%

(1) These results do not include consolidation adjustments of Ps.863.8 million in revenues nor Ps.320.7 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.

2014 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Telecom
Revenue	17,497.0	3,987.0	20,937.3
Operating Segment Income	6,798.5	1,315.9	7,882.9
Margin	38.9%	33.0%	37.7%

(2) These results do not include consolidation adjustments of Ps.546.7 million in revenues nor Ps.231.5 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.

Other Businesses
Fourth quarter sales decreased by 9.2% to Ps.2,300.5 million compared with Ps.2,533.2 million in fourth quarter 2014. The decrease is mainly explained by a drop in revenues from our feature-film distribution and publishing businesses, which was partially compensated by an increase in the revenues of our radio business.

Full year sales decreased by 1.0% to Ps.8,124.3 million compared with Ps.8,204.0 million in 2014. Businesses that performed well include gaming and radio. The gaming business benefited from higher revenues from our electronic gaming machines, while the radio business saw an increase in advertising revenues.

Fourth quarter operating segment income reached Ps.144.5 million compared with Ps.197.0 million in fourth quarter 2014.

Full year operating segment income increased by 15.7% to Ps.753.2 million compared with Ps.651.2 million in 2014, reflecting i) an increase in the operating segment income of gaming and radio; ii) a decrease in the operating segment income of our soccer and feature-film distribution businesses; and iii) a change from operating segment income to operating segment loss in our publishing business.

Corporate Expense

Corporate expense increased by Ps.482.3 million, or 32.6%, to Ps.1,960.8 million in 2015, from Ps.1,478.5 million in 2014. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2015 and 2014 amounted to Ps.1,199.5 million and Ps.844.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.354.7 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees in our Telecommunications segment.

Other Expense, Net

Other expense, net, decreased by Ps.4,953.2 million to Ps.328.5 million in 2015, from Ps.5,281.7 million in 2014. This decrease reflected primarily the absence of a one-time non-cash loss of Ps.4,168.5 million on disposition of our former 50% joint venture in the Iusacell telecom business in the third quarter of 2014, as well as a non-recurring cash income of US$67.6 million (Ps.1,038.3 million) as a result of the early termination of a technical assistance agreement with Univision in the first quarter of 2015. These favorable effects were partially offset by a higher expense related to financial advisory and professional services, a non-recurrent severance expense in connection with dismissals of personnel in our Content, Telecommunications and Other Businesses segments, and a higher loss on disposition of property and equipment.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2015 and 2014.

	2015	2014	(Increase) decrease
Interest expense	(6,239.4)	(5,551.5)	(687.9)
Interest income	1,027.8	1,327.7	(299.9)
Foreign exchange loss, net	(2,426.0)	(1,391.2)	(1,034.8)
Other finance income, net	7,514.7	1,286.1	6,228.6
Finance expense, net	(122.9)	(4,328.9)	4,206.0

Finance expense, net, decreased by Ps.4,206.0 million to Ps.122.9 million in 2015 from Ps.4,328.9 million in 2014. This decrease reflected a Ps.6,228.6 million increase in other finance income, net, resulting  primarily from (i) our exchange in July 2015 of Convertible Debentures issued by Univision Holdings, Inc. or “UHI” (formerly, Broadcasting Media Partners, Inc.), the controlling company of Univision, for Warrants that are exercisable for UHI’s common stock, which included, as a consideration for such exchange, a cash amount of US$135.1 million (Ps.2,195 million) received from UHI; and (ii) a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative gain related to changes in fair value of such Convertible Debentures, which effect was partially offset by the absence of a favorable change in fair value in 2014 resulting of an embedded derivative related to our former option of converting such Debentures into an equity stake of UHI. This favorable variance in other finance income net, was partially offset by (i) a Ps.687.9 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in 2015; (ii) a Ps.299.9 million decrease in interest income explained primarily by the absence of interest income from our former investments in Convertible Debentures issued by UHI as these securities were exchanged in July 2015 for Warrants that are exercisable for UHI’s common stock, and convertible debt instruments issued by Tenedora Ares, S.A.P.I. de C.V. as these securities were converted in August 2014 in connection with the acquisition of Cablecom, as well as a reduction in applicable interest rates on cash, cash equivalents and temporary investments; and (iii) a Ps.1,034.8 million increase in foreign exchange loss resulting primarily from the effect of a 16.6% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2015 compared with a 12.9% depreciation and a lower U.S. dollar liability position in 2014.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.22.2 million to Ps.35.4 million in 2015 from Ps.13.2 million in 2014. This increase reflected mainly (i) our share in the income of Imagina, a communications company in Spain; and (ii) the absence of share of loss of our former Iusacell telecom business, as we disposed of this 50% joint venture in September 2014. These favorable effects were partially offset by a higher share of loss of UHI, the controlling company of Univision.

Income Taxes

Income taxes increased by Ps.3,351.3 million to Ps.6,332.2 million in 2015 compared with Ps.2,980.9 million in 2014. This increase reflected primarily a higher tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.153.4 million, or 12.1%, to Ps.1,426.3 million in 2015, compared with Ps.1,272.9 million in 2014. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Telecommunications segments.

Other Relevant Information

Capital Expenditures

During 2015, we invested approximately US$1,605.4 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately US$1,077.2 million for our Telecommunications segment, US$361.6 million for our Sky segment, and US$166.6 million for our Content and Other Businesses segments.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of December 31, 2015 and 2014. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2015	Dec 31, 2014	Increase (decrease)
Current portion of long-term debt	2,979.8	337.1	2,642.7

Long-term debt, net of current portion	107,430.8	80,660.5	26,770.3

Total debt [1]	110,410.6	80,997.6	29,413.0

Current portion of finance lease obligations	511.6	502.2	9.4

Long-term finance lease obligations	5,293.6	4,807.4	486.2

Total finance lease obligations	5,805.2	5,309.6	495.6

1 As of December 31, 2015 and 2014, total debt is presented net of finance costs in the amount of Ps.1,387.9 million and Ps.1,268.8 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,184.2 million and Ps.974.9 million, respectively.

As of December 31, 2015, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.49,675.8 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of December 31, 2015, amounted to Ps.6,007.2 million.

In November 2015, we issued U.S.$300 million aggregate principal amount of 4.625% Senior Notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% Senior Notes due 2046 registered with the U.S. Securities and Exchange Commission.

Shares Outstanding

As of December 31, 2015 and 2014, our shares outstanding amounted to 338,468.4 million and 338,056.2 million shares, respectively, and our CPO equivalents outstanding amounted to 2,892.9 million and 2,889.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2015 and 2014, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.6 million and 577.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 26 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico’s telecommunications industry in many regions of the country where it offers video, voice and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal and gaming. In the United States, Televisa has equity and warrants which upon its exercise and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 36% on a fully diluted, as-converted basis of the equity capital in Univision Holdings Inc. (f/k/a Broadcasting Media Partners, Inc.), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2015 AND 2014
(Millions of Mexican Pesos)

	December 31,		December 31,
	2015		2014
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	49,397.1	Ps.	29,729.3
Temporary investments		5,330.5		4,788.6
Trade notes and accounts receivable, net		21,702.1		21,087.2
Other accounts and notes receivable, net		4,296.1		2,724.7
Account receivable related to former investment in GSF		-		10,583.9
Derivative financial instruments		-		2.9
Due from related parties		98.4		903.2
Transmission rights and programming		5,389.1		4,851.7
Inventories		1,628.3		3,336.7
Other current assets		2,096.5		1,794.0
Total current assets		89,938.1		79,802.2

Non-current assets:
Transmission rights and programming		9,139.1		8,994.4
Investments in financial instruments		41,081.4		34,709.9
Investments in associates and joint ventures		9,271.9		5,032.4
Property, plant and equipment, net		76,089.3		62,009.5
Intangible assets, net		38,106.3		28,778.4
Deferred income tax assets		17,665.1		16,080.3
Other assets		182.5		144.8
Total non-current assets		191,535.6		155,749.7
Total assets	Ps.	281,473.7	Ps.	235,551.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2015 AND 2014
(Millions of Mexican Pesos)

	December 31,		December 31,
	2015		2014
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	4,164.0	Ps.	1,312.0
Current portion of finance lease obligations		511.6		502.2
Trade accounts payable and accrued expenses		17,361.5		17,142.1
Customer deposits and advances		20,470.4		20,150.7
Income taxes payable		1,632.8		1,389.3
Other taxes payable		1,246.0		1,108.4
Employee benefits		1,034.5		1,005.2
Due to related parties		443.0		8.6
Derivative financial instruments		1.4		-
Other current liabilities		2,112.8		1,751.6
Total current liabilities		48,978.0		44,370.1
Non-current liabilities:
Long-term debt, net of current portion		107,430.8		80,660.5
Finance lease obligations, net of current portion		5,293.6		4,807.4
Derivative financial instruments		225.7		335.1
Customer deposits and advances		514.5		284.0
Income taxes payable		6,338.1		6,628.1
Deferred income tax liabilities		10,000.0		7,763.0
Post-employment benefits		407.2		287.2
Other long-term liabilities		2,764.1		2,501.4
Total non-current liabilities		132,974.0		103,266.7
Total liabilities		181,952.0		147,636.8

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		60,101.5		55,379.5
Net income for the year		10,899.1		5,386.9
		73,139.6		62,905.4
Accumulated other comprehensive income, net		5,257.6		5,679.1
Shares repurchased		(11,882.2)		(12,647.4)
		66,515.0		55,937.1
Equity attributable to stockholders of the Company		87,382.9		76,805.0
Non-controlling interests		12,138.8		11,110.1
Total equity		99,521.7		87,915.1
Total liabilities and equity	Ps.	281,473.7	Ps.	235,551.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2015		2014		2015		2014
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	24,951.1	Ps.	24,020.2	Ps.	88,051.8	Ps.	80,118.4

Cost of sales		13,329.8		12,663.0		47,226.5		42,908.7

Selling expenses		2,897.4		2,436.8		9,716.2		8,561.9

Administrative expenses		3,258.2		2,851.8		12,035.5		9,409.7
Income before other expense		5,465.7		6,068.6		19,073.6		19,238.1
Other expense, net		(363.4)		(521.9)		(328.5)		(5,281.7)
Operating income		5,102.3		5,546.7		18,745.1		13,956.4
Finance expense		(2,208.7)		(2,519.8)		(8,665.4)		(6,942.7)
Finance income		261.6		983.1		8,542.5		2,613.8
Finance expense, net		(1,947.1)		(1,536.7)		(122.9)		(4,328.9)
Share of income (loss) of associates and joint ventures, net		303.7		(34.3)		35.4		13.2
Income before income taxes		3,458.9		3,975.7		18,657.6		9,640.7
Income taxes		1,471.7		1,314.0		6,332.2		2,980.9
Net income	Ps.	1,987.2	Ps.	2,661.7	Ps.	12,325.4	Ps.	6,659.8

Net income attributable to:
Stockholders of the Company	Ps.	1,571.2	Ps.	2,504.3	Ps.	10,899.1	Ps.	5,386.9
Non-controlling interests		416.0		157.4		1,426.3		1,272.9
Net income	Ps.	1,987.2	Ps.	2,661.7	Ps.	12,325.4	Ps.	6,659.8

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.55	Ps.	0.87	Ps.	3.77	Ps.	1.87

Fourth Quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2015 and 2014, for each of our business segments. Fourth Quarter consolidated results for 2015 and 2014 are presented in millions of Mexican pesos.

Net Sales	4Q 2015%		4Q 2014%		Change %
Content	10,763.4	42.0	11,128.9	45.7	(3.3)
Sky	5,012.5	19.5	4,489.4	18.4	11.7
Telecommunications	7,569.9	29.5	6,227.8	25.5	21.6
Other Businesses	2,300.5	9.0	2,533.2	10.4	(9.2)
Segment Net Sales	25,646.3	100.0	24,379.3	100.0	5.2
Intersegment Operations[1]	(695.2)		(359.1)		(93.6)
Net Sales	24,951.1		24,020.2		3.9

Operating Segment Income[2]	4Q 2015	Margin %	4Q 2014	Margin %	Change %
Content	4,555.0	42.3	5,134.6	46.1	(11.3)
Sky	2,217.1	44.2	2,044.7	45.5	8.4
Telecommunications	3,010.1	39.8	2,495.9	40.1	20.6
Other Businesses	144.5	6.3	197.0	7.8	(26.6)
Operating Segment Income	9,926.7	38.7	9,872.2	40.5	0.6
Corporate Expenses	(539.9)	(2.1)	(421.8)	(1.7)	(28.0)
Depreciation and Amortization	(3,921.1)	(15.7)	(3,381.8)	(14.1)	(15.9)
Other Expense, net	(363.4)	(1.5)	(521.9)	(2.2)	30.4
Operating Income	5,102.3	20.4	5,546.7	23.1	(8.0)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 26, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel